Filed by Triton Pacific Investment Corporation, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934
Subject Company: Pathway Capital Opportunity Fund, Inc.

File No. of Related Registration Statement: 333-226811

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2019

Triton Pacific Investment Corporation, Inc.

(Exact name of registrant as specified in its charter)

Maryland	814-00908	45-2460782
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

6701 Center Drive West, Suite 1450

Los Angeles, CA 90045

(Address of principal executive offices)

(310) 943-4990

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 15, 2019, Triton Pacific Investment Corporation, Inc. (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”). Stockholders of record at the close of business on February 12, 2019, were entitled to notice of, and to vote at, the Annual Meeting. As of February 12, 2019, there were 1,606,913 shares of common stock outstanding and entitled to vote at the Annual Meeting. A quorum consisting of 1,059,040 shares of common stock of the Company were present in-person or represented by proxy at the Annual Meeting. Stockholders were asked to consider and act upon the following proposals, each of which was described in the Company’s joint proxy statement/prospectus, as amended, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2019:

•	Proposal 1: To approve the merger of Pathway Capital Opportunity Fund, Inc. (“PWAY”) with and into the Company (the “Merger”), and to approve the Amended and Restated Agreement and Plan of Merger dated February 12, 2019 (the “Merger Agreement”);
•	Proposal 2: To approve a new investment advisory agreement between the Company and Prospect Flexible Income Management, LLC, to take effect upon consummation of the Merger;
•	Proposal 3: To vote on the election of five (5) director nominees to serve on the Company’s board of directors for a term of one year, until the 2019 annual meeting of stockholders and until their respective successors are duly elected and qualified;
•	Proposal 4: To approve a proposal to accelerate the application of a minimum asset coverage ratio of 150% to the Company, which would permit the Company to double the maximum amount of leverage that it is permitted to incur; and
•	Proposal 5: To approve the adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies.

The final voting results for each of the proposals submitted to a vote of stockholders at the Annual Meeting are set forth below. All proposals were approved by the requisite vote of stockholders.

Proposal No. 1: The approval of the Merger and the Merger Agreement:

Votes For	Votes Against	Abstain
1,018,583	30,094	10,363

Proposal No. 2: The approval of a new investment advisory agreement between the Company and Prospect Flexible Income Management, LLC, to take effect upon consummation of the Merger:

Votes For	Votes Against	Abstain
1,018,241	30,435	10,363

Proposal No. 3: Election of five (5) director nominees to serve as directors upon consummation of the Merger:

Director Nominee	Votes For	Votes Witheld
M. Grier Eliasek	1,023,482	35,558
Andrew C. Cooper	1,023,138	35,903
William J. Gremp	1,023,138	35,903
Eugene S. Stark	1,023,138	35,903
Craig J. Faggen	1,021,213	37,827

Proposal No. 4: The approval of a proposal to accelerate the application of a minimum asset coverage ratio of 150% to the Company:

Votes For	Votes Against	Abstain
1,007,099	44,684	7,256

Proposal No. 5: To approve the adjournment of the Annual Meeting, if necessary or appropriate, to solicit additional proxies.

Votes For	Votes Against	Abstain
1,026,937	19,007	13,097

Item 7.01.	Regulation FD Disclosure.

On March 20, 2019, the Company issued a press release announcing, among other things, the voting results at the Annual Meeting. The press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act , as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Company and PWAY. Words such as "believes," "expects," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Any such statements, other than statements of historical fact, are highly likely to be affected by unknowable future events and conditions, including elements of the future that are or are not under the control of the Company or PWAY and that the Company and/or PWAY may or may not have considered. Accordingly, such statements cannot be guarantees or assurances of any aspect of future performance. Actual developments and results are highly likely to vary materially from any forward-looking statements. Such statements speak only as of the time when made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Company and PWAY. In connection with the proposed business combination, the Company and PWAY have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a prospectus of the Company (the “Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE COMPANY AND PWAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PWAY AND THE BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY AND PWAY. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov, from the Company’s website at www.tritonpacificpe.com and PWAY’s website at www.pathwaycapitalfund.com.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No. 99.1	Description Press release dated March 20, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 20, 2019	Triton Pacific Investment Corporation, Inc.

	By	/s/ Craig J. Faggen
Craig J. Faggen Chief Executive Officer (Principal Executive Officer)